FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 28, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on June 27, 2021

CELLCOM ISRAEL ANNOUNCES
 APPOINTMENT OF DIRECTOR

Netanya, Israel – June 28, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today the appointment of Mr. Michael Salkind as a member of the Company's Board of Directors, effective June 24, 2021.

 Mr. Salkind has served as co-CEO of Elco Ltd. since 1999, as a director of Discount Investment Corporation Ltd., or DIC, the Company's controlling shareholder, since June 2021, a director of Elco Ltd. since 2011, as a chairman of Electra Ltd. since 2010, a director of Electra Real Estate Ltd. since 2004, a director of Electra Consumer Products (1970) Ltd. since 1997, a director of Supergas Energy Ltd. since 2019 and is a director of additional private companies. Mr. Salkind holds a B.A. in Business Administration from the Boston University and an MBA from the Columbia University.

Mr. Salkind is the controlling shareholder of Elco Ltd. - an interest holder in DIC.

For additional details see our 2020 annual report on Form 20-F, dated April 28, 2021, under Item 6. Directors, Senior Management and Employees" – A. Directors and Senior Management" and the Company's current report on Form 6-K dated May 20, 2021.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: For June 28, 2021	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary